LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

07022724

RECEIVED
2007 APR 19 A 11:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

5 April 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 4 April 2007, Re: Dealings by Principal Officer Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Dlw 4/19

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

General Announcement
Reference No LI-070404-67304
Company Name : LION INDUSTRIES CORPORATION BERHAD
Stock Name : LIONIND
Date Announced : 04/04/2007

Type : **Announcement**
Subject : **Dealings by Principal Officer Outside Closed Period**

Contents :

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Table 1

Name of Principal Officer	Date of Dealings	Consideration per Share (RM)	Number of Shares Bought	% of Issued Share Capital
Wang Wing Ying	29.03.2007	1.56	10,000	0.001

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

- 4 APR 2007

END